FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the Month of February 2011

Commission File Number: 1-6784

Panasonic Corporation

Kadoma, Osaka, Japan

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7):

This Form 6-K consists of:

1.	News release issued on February 1, 2011, by Panasonic Corporation (the registrant), announcing the transfer of the automotive nickel-hydride battery business to Hunan Corun New Energy

2.	News release issued on February 2, 2011, by the registrant, announcing its consolidated financial results for the third quarter and nine months ended December 31, 2010 (fiscal 2011).

3.	Supplemental consolidated financial data for the third quarter and nine months ended December 31, 2010 (fiscal 2011).

4.	News release issued on February 2, 2011, by the registrant, announcing to issue straight bonds.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Panasonic Corporation

By:	/s/ MASAHITO YAMAMURA
Masahito Yamamura, Attorney-in-Fact
General Manager of Investor Relations
Panasonic Corporation

Dated: February 7, 2011

February 1, 2011

FOR IMMEDIATE RELEASE

Media Contacts:	Investor Relations Contacts:

Akira Kadota (Japan)

International PR

(Tel: +81-3-6403-3040)

Panasonic News Bureau (Japan)

(Tel: +81-3-3542-6205)

Jim Reilly (U.S.)

(Tel: +1-201-392-6067)

Anne Guennewig (Europe)

(Tel: +49-611-235-457)

Makoto Mihara (Japan)

Investor Relations

(Tel: +81-6-6908-1121)

Yuko Iwatsu (U.S.)

Panasonic Finance (America), Inc.

(Tel: +1-212-698-1360)

Hiroko Carvell (Europe)

Panasonic Finance (Europe) plc

(Tel: +44-20-3008-6887)

Panasonic Announces the Transfer of the Automotive Nickel-hydride

Battery Business to Hunan Corun New Energy

Osaka, Japan, February 1, 2011 — Panasonic Corporation ([NYSE:PC/TSE:6752] “Panasonic”) announced that it had executed a transfer agreement with respect to the automotive nickel-hydride battery business (“the Business”), currently undertaken at the internal divisional Energy Company’s Shonan Plant, to Hunan Corun New Energy Co., Ltd. (“Hunan Corun New Energy”) on January 31, 2011.

1. Reason for the Transfer

This transfer of the Business is a countermeasure aimed at addressing concerns raised by the Ministry of Commerce of the People’s Republic of China (“China’s Ministry of Commerce”) with regard to the continued competitive nature of the market following the consolidation of SANYO Electric Co., Ltd. as a subsidiary of Panasonic. In connection with the execution of the transfer agreement, details of Hunan Corun New Energy, the scope of the business to be transferred, the agreement and related matters have been reviewed and approved in accordance with the requirements of China’s Ministry of Commerce.

2. Transfer Method

Panasonic will transfer the relevant assets to Shonan Energy Co., Ltd. (“Shonan Energy”), a wholly-owned subsidiary. Thereafter, all shares of Shonan Energy will be transferred to Hunan Corun New Energy. The transfer is scheduled to be completed within three months of January 31, 2011, the date of the agreement.

3. Business to be Transferred

The related assets to be transferred shall comprise all manufacturing facilities, sales, research and development departments, and client resources relating to the automotive nickel-hydride battery business of the Energy Company’s Shonan Plant. In addition, Panasonic will grant licenses allowing use of related intellectual property rights.

About Panasonic Corporation

Panasonic Corporation is a worldwide leader in the development and manufacture of electronic products for a wide range of consumer, business, and industrial needs. Based in Osaka, Japan, the company recorded consolidated net sales of 7.42 trillion yen (US$79.4 billion) for the year ended March 31, 2010. The company’s shares are listed on the Tokyo, Osaka, Nagoya and New York (NYSE: PC) stock exchanges. For more information on the company and the Panasonic brand, visit the company’s website at http://panasonic.net.

# # #

February 2, 2011

FOR IMMEDIATE RELEASE

Media Contacts:	Investor Relations Contacts:

Akira Kadota (Japan)

International PR

(Tel: +81-3-6403-3040)

Panasonic News Bureau (Japan)

(Tel: +81-3-3542-6205)

Jim Reilly (U.S.)

(Tel: +1-201-392-6067)

Anne Guennewig (Europe)

(Tel: +49-611-235-457)

Makoto Mihara (Japan)

Investor Relations

(Tel: +81-6-6908-1121)

Yuko Iwatsu (U.S.)

Panasonic Finance (America), Inc.

(Tel: +1-212-698-1360)

Hiroko Carvell (Europe)

Panasonic Finance (Europe) plc

(Tel: +44-20-3008-6887)

ANNOUNCEMENT OF FINANCIAL RESULTS

PANASONIC REPORTS THIRD-QUARTER AND NINE-MONTH RESULTS

- Favorable sales led by double-digit growth in emerging countries -

Osaka, Japan, February 2, 2011 — Panasonic Corporation (Panasonic [NYSE: PC]) today reported its consolidated financial results for the third quarter and nine months ended December 31, 2010, of the current fiscal year ending March 31, 2011 (fiscal 2011).

Consolidated Third-quarter Results

Compared to the same period a year ago, consolidated group sales for the third quarter increased 21% to 2,285.5 billion yen, from 1,886.6 billion yen. Of the consolidated group total, domestic sales amounted to 1,200.6 billion yen, up 19% from 1,004.9 billion yen and overseas sales increased to 1,084.9 billion yen, up 23% from 881.7 billion yen.

During the third quarter, although the bleak employment scenario continued to plague developed countries, the global economy has recovered gradually, due mainly to economic stimulus plans in several countries and the sustained high-growth in emerging countries.

In such business conditions, Panasonic group launched a new midterm management plan called “Green Transformation 2012 (GT12)” in the beginning of fiscal 2011. In GT12, Panasonic aims to integrate environmental protection and business growth, and to become ‘Panasonic Group filled with significant growth potential’ in fiscal 2013.

Panasonic resolved at the Board of Directors meeting held in July 2010, to pursue a plan to make Panasonic Electric Works Co., Ltd. (PEW) and SANYO Electric Co., Ltd. (SANYO) wholly-owned subsidiaries. After completing the tender offer for the shares of common stock of both companies, share exchange agreements were executed between Panasonic and PEW, and between Panasonic and SANYO, in December 2010. The acquisitions are scheduled to be completed through share exchange in April 2011, subject to approval of the share exchange agreements at extraordinary general meetings of PEW and SANYO in March 2011. The company is in the process of finalizing its growth strategies and reorganizing business structure in order to maximize synergy for the entire Panasonic Group. Panasonic will accelerate this process in order to achieve its GT12 targets.

Regarding earnings, compared to the same period a year ago, operating profit1 for the third quarter was 95.3 billion yen, down from 101.0 billion yen. This result was due mainly to price decline in products. The pre-tax income was 82.7 billion yen, up from 81.1 billion yen. Accordingly, net income attributable to Panasonic Corporation totaled 40.0 billion yen, up from 32.3 billion yen.

Consolidated Nine-month Results

Consolidated group sales for nine months ended December 31, 2010 increased 27% to 6,653.4 billion yen, compared with 5,219.9 billion yen a year ago. Domestic sales amounted to 3,390.1 billion yen, up 22% from 2,780.9 billion yen a year ago, while overseas sales increased 34% to 3,263.3 billion yen, up from 2,439.0 billion yen a year ago.

The operating profit, pre-tax income and net income attributable to Panasonic Corporation improved significantly due mainly to strong sales, and streamlining of material costs and other general expenses, offsetting severe price competition, appreciation of the yen and rising material costs. The company’s operating profit for the nine months increased to 264.3 billion yen, from 129.9 billion yen a year ago. Pre-tax income increased to 227.3 billion yen, from 54.6 billion yen and net income attributable to Panasonic Corporation turned to an income of 114.7 billion yen, up from a loss of 14.6 billion yen.

[1]	For information about operating profit, see Note 2 of the Notes to consolidated financial statements on page 12.

Consolidated Nine-month Sales Breakdown by Business Segment

The company’s nine-month consolidated sales and operating profit by business segment, compared with the amounts a year ago, are summarized as follows:

Digital AVC Networks

Sales in this segment increased to 2,585.4 billion yen, up 0.3% from 2,578.2 billion yen a year ago. Despite a decline in sales of mobile phones and digital cameras, this result was due mainly to favorable sales of Blu-ray Disc recorders and flat-panel TVs. Operating profit increased 91% to 101.2 billion yen, from 52.9 billion yen, mainly as a result of fixed cost reduction and comprehensive streamlining efforts, offsetting the impact of the yen appreciation.

Home Appliances2

Sales in this segment increased 8% to 974.2 billion yen, compared with 900.5 billion yen a year ago, due mainly to favorable sales of air conditioners, refrigerators and compressors. Operating profit increased 41% to 81.9 billion yen, from 58.0 billion yen, due mainly to strong sales and fixed cost reduction.

PEW and PanaHome

Sales in this segment increased 8% to 1,280.5 billion yen, from 1,184.4 billion yen a year ago. Regarding Panasonic Electric Works Co., Ltd. and its subsidiaries, in addition to improved sales mainly in home appliances and devices such as electronic materials and automation controls, sales recovery in housing/building related business such as electrical construction materials also contributed to overall sales increase. For PanaHome Corporation and its subsidiaries, the recovery in Japanese housing market conditions and stable sales of housing construction such as detached housing and rental apartment housing led to the increase in overall sales. Operating profit for this segment improved 149% to 54.0 billion yen, from 21.6 billion yen, as strong sales covered the impact of rising material costs.

[2]

The company restructured the motor business on April 1, 2010. Accordingly, segment information for Home Appliances, and Components and Devices in fiscal 2010 are reclassified to conform to the presentation for fiscal 2011.

Components and Devices2

Sales in this segment increased to 713.8 billion yen, up 1% from 703.7 billion yen a year ago, due mainly to steady sales in general electronic components, despite a decline in sales of batteries and semiconductors. Operating profit improved 28% to 29.1 billion yen, from 22.9 billion yen a year ago. This was due mainly to fixed cost reduction and comprehensive streamlining efforts.

SANYO

Sales in this segment totaled 1,223.0 billion yen. The sales of solar cells, car-related equipment and general electronic components were favorable, while the sales of digital cameras and rechargeable batteries were sluggish due to weak demand. Operating profit resulted in 0.4 billion yen, after incurring the expenses such as the amortization of intangible assets recorded at acquisition.

Other

Sales in this segment significantly increased 21% to 822.9 billion yen, from 677.7 billion yen a year ago, due mainly to robust sales in factory automation equipment. Operating profit also improved 326% to 35.2 billion yen, from 8.3 billion yen due to increased sales.

Consolidated Financial Condition

Net cash provided by operating activities for nine months ended December 31, 2010 amounted to 374.3 billion yen. This was attributable primarily to net income before elimination of depreciation expense. Net cash used in investing activities amounted to 140.4 billion yen. This was due mainly to capital expenditures on manufacturing facilities such as flat-panel TVs and batteries, which are the company’s priority business areas, offsetting proceeds from disposition of investments and advances, and proceeds from disposals of property, plant and equipment. Though there were short-term bonds issued by the company and an overseas subsidiary, net cash used in financing activities was 155.2 billion yen, due mainly to expenditures related to purchasing of noncontrolling interests of the company’s subsidiaries, including the tender offer for PEW and SANYO. Taking into consideration the exchange rate fluctuations, cash and cash equivalents totaled 1,126.0 billion yen as of December 31, 2010, an increase of 16.0 billion yen, compared with the end of the last fiscal year (March 31, 2010).

The company’s consolidated total assets as of December 31, 2010 decreased 219.7 billion yen to 8,138.4 billion yen, from the end of fiscal 2010. This was due mainly to appreciation of the yen and decrease in investments and advances. Panasonic Corporation shareholders’ equity decreased 151.5 billion yen, compared with the end of fiscal 2010, to 2,640.9 billion yen as of December 31, 2010. This was mainly due to deterioration in accumulated other comprehensive income (loss) influenced by appreciation of the yen and decrease in capital surplus owing to acquisition of noncontrolling interests of the company’s subsidiaries. Noncontrolling interests decreased 501.3 billion yen, from the end of fiscal 2010, to 386.0 billion yen due mainly to the tender offer.

Outlook for Fiscal 2011

Currently, Panasonic has not changed the full year forecasts for fiscal 2011 announced on July 29, 2010.

For your reference, consolidated results forecasts for fiscal 2011 announced on July 29, 2010 are as follows:

Sales are forecasted to be 8,900.0 billion yen, an increase of 20% from fiscal 2010. Operating profit is forecasted to increase by 63% from fiscal 2010 to 310.0 billion yen. Income before income taxes3 is anticipated to be 210.0 billion yen. Net income attributable to Panasonic Corporation is expected to be 85.0 billion yen.

Panasonic Corporation is one of the world’s leading manufacturers of electronic and electric products for consumer, business and industrial use. Panasonic’s shares are listed on the Tokyo, Osaka, Nagoya and New York Stock Exchanges.

For more information, please visit the following web sites:

Panasonic home page URL: http://panasonic.net/

Panasonic IR web site URL: http://panasonic.net/ir/

[3]

Factors affecting the forecast for other income (deductions) of 100 billion yen (the difference between operating profit and loss before income taxes) include business restructuring expenses of 40 billion yen.

Disclaimer Regarding Forward-Looking Statements

This press release includes forward-looking statements (within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934) about Panasonic and its Group companies (the Panasonic Group). To the extent that statements in this press release do not relate to historical or current facts, they constitute forward-looking statements. These forward-looking statements are based on the current assumptions and beliefs of the Panasonic Group in light of the information currently available to it, and involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors may cause the Panasonic Group’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. Panasonic undertakes no obligation to publicly update any forward-looking statements after the date of this press release. Investors are advised to consult any further disclosures by Panasonic in its subsequent filings with the U.S. Securities and Exchange Commission pursuant to the U.S. Securities Exchange Act of 1934 and its other filings.

The risks, uncertainties and other factors referred to above include, but are not limited to, economic conditions, particularly consumer spending and corporate capital expenditures in the United States, Europe, Japan, China and other Asian countries; volatility in demand for electronic equipment and components from business and industrial customers, as well as consumers in many product and geographical markets; currency rate fluctuations, notably between the yen, the U.S. dollar, the euro, the Chinese yuan, Asian currencies and other currencies in which the Panasonic Group operates businesses, or in which assets and liabilities of the Panasonic Group are denominated; the possibility of the Panasonic Group incurring additional costs of raising funds, because of changes in the fund raising environment; the ability of the Panasonic Group to respond to rapid technological changes and changing consumer preferences with timely and cost-effective introductions of new products in markets that are highly competitive in terms of both price and technology; the possibility of not achieving expected results on the alliances or mergers and acquisitions including the acquisition of all shares of Panasonic Electric Works Co., Ltd. and SANYO Electric Co., Ltd. through tender offers and share exchanges; the ability of the Panasonic Group to achieve its business objectives through joint ventures and other collaborative agreements with other companies; the ability of the Panasonic Group to maintain competitive strength in many product and geographical areas; the possibility of incurring expenses resulting from any defects in products or services of the Panasonic Group; the possibility that the Panasonic Group may face intellectual property infringement claims by third parties; current and potential, direct and indirect restrictions imposed by other countries over trade, manufacturing, labor and operations; fluctuations in market prices of securities and other assets in which the Panasonic Group has holdings or changes in valuation of long-lived assets, including property, plant and equipment and goodwill, deferred tax assets and uncertain tax positions; future changes or revisions to accounting policies or accounting rules; as well as natural disasters including earthquakes, prevalence of infectious diseases throughout the world and other events that may negatively impact business activities of the Panasonic Group. The factors listed above are not all-inclusive and further information is contained in Panasonic’s latest annual reports, on Form 20-F, and any other reports and documents which are on file with the U.S. Securities and Exchange Commission.

(Financial Tables and Additional Information Attached)

Panasonic Corporation

Consolidated Statement of Operations *

(Three months ended December 31)

	Yen (millions)		Percentage 2010/2009
	2010	2009
Net sales	¥2,285,413	¥1,886,588	121%
Cost of sales	(1,691,283)	(1,328,571)
Selling, general and administrative expenses	(498,766)	(457,010)
Interest income	2,540	2,832
Dividends received	2,162	2,080
Interest expense	(6,808)	(4,979)
Expenses associated with the implementation of early retirement programs *	(6,619)	(1,742)
Other income (deductions), net	(3,872)	(18,103)

Income before income taxes	82,767	81,095	102%

Provision for income taxes	(47,695)	(47,082)
Equity in earnings (losses) of associated companies	3,953	786

Net income	39,025	34,799	112%
Less net income attributable to noncontrolling interests	(958)	2,540

Net income attributable to Panasonic Corporation	¥39,983	¥32,259	124%

Net income attributable to Panasonic Corporation, basic
per common share	19.31 yen	15.58 yen
per ADS	19.31 yen	15.58 yen
Net income attributable to Panasonic Corporation, diluted
per common share *	—	—
per ADS *	—	—

(Parentheses indicate expenses, deductions or losses.)

*	See Notes to consolidated financial statements on pages 12-13.

Supplementary Information

(Three months ended December 31)

	Yen (millions)
	2010	2009
Depreciation (tangible assets)	¥68,697	¥56,030
Capital investment **	¥92,375	¥71,729
R&D expenditures	¥134,862	¥113,916

Number of employees (December 31)	375,597	382,480

**	These figures are calculated on an accrual basis.

Panasonic Corporation

Consolidated Statement of Operations *

(Nine months ended December 31)

	Yen (millions)		Percentage 2010/2009
	2010	2009
Net sales	¥6,653,361	¥5,219,884	127%
Cost of sales	(4,890,833)	(3,752,108)
Selling, general and administrative expenses	(1,498,196)	(1,337,912)
Interest income	8,257	8,876
Dividends received	5,645	6,183
Interest expense	(21,093)	(16,545)
Expenses associated with the implementation of early retirement programs *	(8,224)	(24,436)
Other income (deductions), net	(21,597)	(49,300)

Income before income taxes	227,320	54,642	416%

Provision for income taxes	(111,842)	(69,856)
Equity in earnings (losses) of associated companies	7,582	(1,263)

Net income (loss)	123,060	(16,477)	—
Less net income (loss) attributable to noncontrolling interests	8,359	(1,868)

Net income (loss) attributable to Panasonic Corporation	¥114,701	¥(14,609)	—

Net income (loss) attributable to Panasonic Corporation, basic
per common share	55.40 yen	(7.06) yen
per ADS	55.40 yen	(7.06) yen
Net income (loss) attributable to Panasonic Corporation, diluted
per common share *	—	—
per ADS *	—	—

(Parentheses indicate expenses, deductions or losses.)

*	See Notes to consolidated financial statements on pages 12-13.

Supplementary Information

(Nine months ended December 31)

	Yen (millions)
	2010	2009
Depreciation (tangible assets)	¥207,159	¥169,742
Capital investment **	¥293,450	¥275,595
R&D expenditures	¥400,695	¥349,931

Number of employees (December 31)	375,597	382,480

**	These figures are calculated on an accrual basis.

Panasonic Corporation

Consolidated Balance Sheet **

December 31, 2010

With comparative figures for March 31, 2010

	Yen (millions)
	Dec. 31, 2010	March 31, 2010
Assets
Current assets:
Cash and cash equivalents	¥1,125,951	¥1,109,912
Time deposits	80,742	92,032
Trade receivables:
Notes	79,715	74,283
Accounts	1,103,191	1,134,915
Allowance for doubtful receivables	(22,599)	(24,158)
Inventories	945,881	913,646
Other current assets	460,644	505,418

Total current assets	3,773,525	3,806,048

Investments and advances	556,835	636,762
Property, plant and equipment, net of accumulated depreciation	1,892,143	1,956,021
Other assets	1,915,873	1,959,226

Total assets	¥8,138,376	¥8,358,057

Liabilities and Equity
Current liabilities:
Short-term debt, including current portion of long-term debt	¥947,890	¥299,064
Trade payables:
Notes	58,045	59,608
Accounts	992,635	1,011,838
Other current liabilities	1,493,548	1,445,353

Total current liabilities	3,492,118	2,815,863

Noncurrent liabilities:
Long-term debt	836,894	1,028,928
Other long-term liabilities	782,389	833,493

Total noncurrent liabilities	1,619,283	1,862,421

Total liabilities	5,111,401	4,678,284

Panasonic Corporation shareholders’ equity:
Common stock	258,740	258,740
Capital surplus	1,100,717	1,209,516
Legal reserve	94,291	93,307
Retained earnings	2,442,499	2,349,487
Accumulated other comprehensive income (loss) *	(584,582)	(448,232)
Treasury stock, at cost	(670,724)	(670,330)

Total Panasonic Corporation shareholders’ equity	2,640,941	2,792,488

Noncontrolling interests	386,034	887,285

Total equity	3,026,975	3,679,773

Total liabilities and equity	¥8,138,376	¥8,358,057

* Accumulated other comprehensive income (loss) breakdown:
	Yen (millions)
	Dec. 31, 2010	March 31, 2010
Cumulative translation adjustments	¥(484,626)	¥(352,649)
Unrealized holding gains of available-for-sale securities	21,669	40,700
Unrealized gains of derivative instruments	5,563	1,272
Pension liability adjustments	(127,188)	(137,555)

**	See Notes to consolidated financial statements on pages 12-13.

Panasonic Corporation

Consolidated Information by Business Segment *

(Nine months ended December 31)

By Business Segment:

	Yen (billions)		Percentage 2010/2009
	2010	2009
[Sales]
Digital AVC Networks	¥2,585.4	¥2,578.2	100%
Home Appliances	974.2	900.5	108%
PEW and PanaHome	1,280.5	1,184.4	108%
Components and Devices	713.8	703.7	101%
SANYO	1,223.0	—	—
Other	822.9	677.7	121%

Subtotal	7,599.8	6,044.5	126%
Eliminations	(946.4)	(824.6)	—

Consolidated total	¥6,653.4	¥5,219.9	127%

[Segment Profit]*
Digital AVC Networks	¥101.2	¥52.9	191%
Home Appliances	81.9	58.0	141%
PEW and PanaHome	54.0	21.6	249%
Components and Devices	29.1	22.9	128%
SANYO	0.4	—	—
Other	35.2	8.3	426%

Subtotal	301.8	163.7	184%
Corporate and eliminations	(37.5)	(33.8)	—

Consolidated total	¥264.3	¥129.9	204%

*	See Notes to consolidated financial statements on pages 12-13.

Panasonic Corporation

Consolidated Statement of Cash Flows *

(Nine months ended December 31)

	Yen (millions)
	2010	2009
Cash flows from operating activities:
Net income (loss)	¥123,060	¥(16,477)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	268,894	195,252
Net gain on sale of investments	(7,060)	(1,000)
Cash effects of changes in, excluding acquisition:
Trade receivables	(18,352)	(157,397)
Inventories	(81,646)	36,662
Trade payables	13,249	130,648
Retirement and severance benefits	(24,289)	(10,106)
Other	100,436	128,577

Net cash provided by operating activities	374,292	306,159

Cash flows from investing activities:
Proceeds from disposition of investments and advances	64,005	45,204
Increase in investments and advances	(7,100)	(6,803)
Capital expenditures	(294,162)	(306,728)
Proceeds from disposals of property, plant and equipment	111,624	40,216
(Increase) decrease in time deposits	5,103	95,660
Purchase of shares of a newly consolidated subsidiary	—	(174,808)
Other	(19,899)	(30,960)

Net cash used in investing activities	(140,429)	(338,219)

Cash flows from financing activities:
Increase (decrease) in short-term debt	542,725	216,947
Increase (decrease) in long-term debt	(79,949)	15,124
Dividends paid to Panasonic Corporation shareholders	(20,705)	(25,883)
Dividends paid to noncontrolling interests	(9,568)	(12,146)
(Increase) decrease in treasury stock	(402)	(33)
Other	(587,334)	(10,960)

Net cash provided by (used in) financing activities	(155,233)	183,049

Effect of exchange rate changes on cash and cash equivalents	(62,591)	(13,951)

Net increase (decrease) in cash and cash equivalents	16,039	137,038
Cash and cash equivalents at beginning of period	1,109,912	973,867

Cash and cash equivalents at end of period	¥1,125,951	¥1,110,905

*	See Notes to consolidated financial statements on pages 12-13.

Notes to consolidated financial statements:

1. The company’s consolidated financial statements are prepared in conformity with U.S. generally accepted accounting principles (U.S. GAAP).

2. In order to be consistent with generally accepted financial reporting practices in Japan, operating profit, a non-GAAP measure, is presented as net sales less cost of sales and selling, general and administrative expenses. The company believes that this is useful to investors in comparing the company’s financial results with those of other Japanese companies. Please refer to the accompanying consolidated statement of operations and Note 3 for the U.S. GAAP reconciliation.

3. Under U.S. GAAP, expenses associated with the implementation of early retirement programs at certain domestic and overseas companies are included as part of operating profit in the statement of operations.

4. In other income (deductions), the company incurred 8.2 billion yen as expenses associated with the implementation of early retirement programs of certain domestic and overseas companies.

5. Comprehensive income (loss) attributable to Panasonic Corporation was reported as a loss of 15,764 million yen for the nine months ended December 31, 2010, and an income of 13,305 million yen for the nine months ended December 31, 2009. Comprehensive income (loss) attributable to Panasonic Corporation includes “net income (loss) attributable to Panasonic Corporation” and increases (decreases) in accumulated other comprehensive income (loss) attributable to Panasonic Corporation.

6. Diluted net income (loss) per share attributable to Panasonic Corporation common shareholders has been omitted because the company did not have potential common shares that were outstanding for the period.

7. Regarding consolidated segment profit (loss), expenses for basic research and administrative expenses at the corporate headquarters level are treated as unallocatable expenses for each business segment, and are included in Corporate and eliminations.

8. SANYO and its subsidiaries became Panasonic’s consolidated subsidiaries in December 2009. The operating results of SANYO and its subsidiaries are not included in the company’s consolidated financial statements for the third quarter and nine months ended December 31, 2009.

9. The company resolved, at the Board of Directors meeting held on July 29, 2010, to pursue a plan of Panasonic’s acquisition of all shares of PEW and SANYO, which are the company’s subsidiaries, in order to make them wholly-owned subsidiaries of Panasonic by way of tender offers and, thereafter, share exchanges. Panasonic conducted, pursuant to the resolution of its above-mentioned Board of Directors meeting, the tender offers for the shares of PEW and SANYO during a tender offer period from August 23, 2010 through October 6, 2010 and as a result, Panasonic’s shareholdings of PEW and SANYO became approximately 84% and 81%, respectively. Thereafter, Panasonic, PEW and SANYO resolved at their respective meetings of the Board of directors held on December 21, 2010, to conduct share exchanges in order to make Panasonic a wholly-owning parent company, and the share exchange agreements were executed between Panasonic and PEW, and between Panasonic and SANYO. Shares of both subsidiaries are scheduled to be delisted on March 29, 2011, as the effective date for the share exchanges has been set as April 1, 2011, subject to approval of the share exchange agreements at extraordinary general meetings of PEW and SANYO, in early March, 2011.

10. JVC KENWOOD Holdings, Inc. (JVC KENWOOD HD) ceased to be an associated company of Panasonic under the equity method as the ownership percentage of Panasonic in JVC Kenwood HD fell due to JVC KENWOOD HD’s issuance of new shares and disposition of treasury shares through international offering, on January 25, 2011.

11. As of February 2, 2011, the Board of Directors of the company resolved to issue unsecured straight bonds, in order to enhance the stability of financial position with long-term stabilization of debt. The total amount of bonds is up to 500 billions yen and the period of issuance is in or after February 2011, by public offering in Japan. The purpose of funding is to repay short-term interest-bearing debt.

12. The company’s business segments are classified according to a business domain-based management system, which focuses on global consolidated management by each business domain, in order to ensure consistency of its internal management structure and disclosure. The company restructured the motor business on April 1, 2010. Accordingly, segment information for Home Appliances, and Components and Devices in fiscal 2010 is reclassified to conform to the presentation for fiscal 2011.

Principal internal divisional companies or units and subsidiaries operating in respective segments as of December 31, 2010 are as follows:

Digital AVC Networks

AVC Networks Company, System Networks Company,

Panasonic Mobile Communications Co., Ltd., Automotive Systems Company,

Panasonic Healthcare Co., Ltd.*

Home Appliances

Home Appliances Company, Lighting Company, Panasonic Ecology Systems Co., Ltd.

PEW and PanaHome

Panasonic Electric Works Co., Ltd., PanaHome Corporation

Components and Devices

Semiconductor Company, Panasonic Electronic Devices Co., Ltd., Energy Company

SANYO

SANYO Electric Co., Ltd.

Other

Panasonic Factory Solutions Co., Ltd., Panasonic Welding Systems Co., Ltd.

*	From October 1, 2010, the name of “Panasonic Shikoku Electronics Co., Ltd.” was changed to “Panasonic Healthcare Co., Ltd.”

13. Number of consolidated companies: 659 (including parent company)

14. Number of associated companies under the equity method: 233

# # #

February 2, 2011

Panasonic Corporation

Supplemental Consolidated Financial Data for Fiscal 2011

Third Quarter and Nine Months ended December 31, 2010

Note:	SANYO and its subsidiaries became Panasonic’s consolidated subsidiaries in December 2009. The operating results of SANYO and its subsidiaries are not included in the company’s consolidated financial statements for the third quarter and nine months results of fiscal 2010.

1. Sales Breakdown

yen (billions)

Fiscal 2011 Third Quarter	Total	11/10	Local currency basis 11/10	Domestic	11/10	Overseas	11/10	Local currency basis 11/10
Video and Audio Equipment	510.4	97%	102%	209.0	109%	301.4	90%	98%
Information and Communications Equipment	354.1	91%	95%	180.1	88%	174.0	94%	102%

Digital AVC Networks	864.5	94%	99%	389.1	98%	475.4	91%	99%
Home Appliances	322.4	109%	111%	191.1	108%	131.3	110%	117%
PEW and PanaHome	398.0	110%	111%	322.4	109%	75.6	111%	121%
Components and Devices	186.4	92%	96%	69.3	94%	117.1	91%	97%
SANYO	382.0	—	—	157.4	—	224.6	—	—
Other	132.2	123%	125%	71.3	114%	60.9	134%	139%

Total	2,285.5	121%	125%	1,200.6	119%	1,084.9	123%	131%

(Domestic vs. overseas)	(100%)			(53%)		(47%)

yen (billions)

Fiscal 2011 Nine Months ended December 31, 2010	Total	11/10	Local currency basis 11/10	Domestic	11/10	Overseas	11/10	Local currency basis 11/10
Video and Audio Equipment	1,293.8	100%	105%	482.8	107%	811.0	96%	104%
Information and Communications Equipment	1,100.8	97%	100%	579.8	96%	521.0	98%	105%

Digital AVC Networks	2,394.6	99%	103%	1,062.6	101%	1,332.0	97%	104%
Home Appliances	935.6	109%	111%	530.0	107%	405.6	110%	116%
PEW and PanaHome	1,144.0	109%	111%	916.3	106%	227.7	120%	129%
Components and Devices	578.5	101%	105%	201.1	104%	377.4	99%	106%
SANYO	1,196.2	—	—	470.9	—	725.3	—	—
Other	404.5	132%	134%	209.2	117%	195.3	152%	158%

Total	6,653.4	127%	131%	3,390.1	122%	3,263.3	134%	141%

(Domestic vs. overseas)	(100%)			(51%)		(49%)

Note:	The company restructured the motor business on April 1, 2010. Accordingly, the prior figures for Home Appliances, and Components and Devices in fiscal 2010 are reclassified to conform to the presentation for fiscal 2011.

Overseas Sales by Region

yen (billions)

	Fiscal 2011 Third Quarter			Fiscal 2011 Nine Months ended December 31, 2010
		11/10	Local currency basis 11/10		11/10	Local currency basis 11/10
North and South America	288.0	115%	122%	841.4	125%	131%
Europe	243.5	106%	121%	671.1	115%	130%
Asia	261.8	121%	123%	832.3	134%	136%
China	291.6	156%	162%	918.5	163%	170%

Total	1,084.9	123%	131%	3,263.3	134%	141%

2. Sales by Products

yen (billions)

Product Category	Products	Fiscal 2011
		Third Quarter		Nine Months ended December 31
		Sales	11/10	Sales	11/10
Digital AVC Networks	TVs	333.8	98%	824.8	102%
	Plasma TVs	159.6	87%	408.0	92%
	LCD TVs	153.5	113%	360.1	117%
	Digital cameras	52.4	86%	150.5	91%
	BD / DVD recorders	51.2	102%	113.1	101%
	BD recorders / players	43.8	112%	94.9	113%
	VCRs / camcorders	16.3	103%	47.6	98%
	Audio equipment	23.5	90%	58.6	97%
	Information equipment	245.4	92%	754.9	101%
	Communications equipment	108.7	90%	345.9	90%
	Mobile communications equipment	46.9	86%	167.0	83%
Home Appliances	Air conditioners	54.3	128%	202.1	118%
	Refrigerators	36.7	115%	105.3	108%
Components and Devices	General components	81.8	98%	254.4	108%
	Semiconductors *	72.1	89%	245.0	99%
	Batteries	61.9	93%	181.9	99%
Other	FA equipment	35.5	138%	126.2	200%

*	Information for semiconductors is on a production basis.

3. Segment Information

yen (billions)

	Fiscal 2011 Third Quarter					Fiscal 2011 Nine Months ended December 31
	Sales	11/10	Segment Profit	% of sales	11/10	Sales	11/10	Segment Profit	% of sales	11/10
Digital AVC Networks	927.6	95%	39.9	4.3%	99%	2,585.4	100%	101.2	3.9%	191%
Home Appliances	337.5	110%	32.8	9.7%	104%	974.2	108%	81.9	8.4%	141%
PEW and PanaHome	446.5	109%	23.2	5.2%	132%	1,280.5	108%	54.0	4.2%	249%
Components and Devices	232.9	94%	3.6	1.5%	19%	713.8	101%	29.1	4.1%	128%
SANYO	393.3	—	-5.7	-1.4%	—	1,223.0	—	0.4	0.0%	—
Other	262.5	113%	12.2	4.6%	199%	822.9	121%	35.2	4.3%	426%

Total	2,600.3	120%	106.0	4.1%	93%	7,599.8	126%	301.8	4.0%	184%
Corporate and eliminations	-314.8	—	-10.7	—	—	-946.4	—	-37.5	—	—

Consolidated total	2,285.5	121%	95.3	4.2%	94%	6,653.4	127%	264.3	4.0%	204%

Note:	The company restructured the motor business on April 1, 2010. Accordingly, the prior figures for Home Appliances, and Components and Devices in fiscal 2010 are reclassified to conform to the presentation for fiscal 2011.

4. Primary Domain Companies’ Information

(Business domain company basis)

<Sales, Domain Company Profit and Capital Investment * >

Fiscal 2011 Third Quarter	yen (billions)

	Sales		Domain Company Profit			Capital Investment
		11/10		% of sales	11/10		11-10
AVC Networks Company	515.2	98%	0.2	0.0%	199%	26.5	-8.1
Panasonic Mobile Communications Co., Ltd.	56.2	88%	0.8	1.4%	200%	0.7	+0.3
Panasonic Electronic Devices Co., Ltd.	89.5	92%	3.0	3.4%	65%	8.2	+4.7
Factory Automation Business	38.3	145%	4.1	10.8%	2973%	0.3	+0.1

Fiscal 2011 Nine Months ended December 31, 2010						yen (billions)

	Sales		Domain Company Profit			Capital Investment
		11/10		% of sales	11/10		11-10
AVC Networks Company	1,359.6	102%	-17.7	-1.3%	—	86.6	-58.1
Panasonic Mobile Communications Co., Ltd.	195.9	85%	7.1	3.6%	70%	2.4	+0.9
Panasonic Electronic Devices Co., Ltd.	283.4	102%	11.3	4.0%	305%	21.3	+8.7
Factory Automation Business	134.9	202%	19.5	14.5%	—	1.1	-0.5

*	These figures are calculated on an accrual basis.

5. Capital Investment by segments *

			yen (billions)

	Fiscal 2011 Third Quarter		Fiscal 2011 Nine Months ended December 31, 2010
		11-10		11-10
Digital AVC Networks	32.2	-5.6	104.9	-49.7
Home Appliances	6.2	+0.3	21.2	-7.9
PEW and PanaHome	12.0	+5.4	31.7	+12.5
Components and Devices **	18.8	-0.9	56.6	-9.9
SANYO	20.9	+20.9	72.6	+72.6
Other	2.3	+0.6	6.5	+0.3

Total	92.4	+20.7	293.5	+17.9

<** semiconductors only>	< 5.6 >	< +2.5 >	< 16.7 >	< +4.5 >

*	These figures are calculated on an accrual basis.

Note:	The company restructured the motor business on April 1, 2010. Accordingly, the prior figures for Home Appliances, and Components and Devices in fiscal 2010 are reclassified to conform to the presentation for fiscal 2011.

6. Foreign Currency Exchange Rates

<Export Rates>

	Fiscal 2010						Fiscal 2011
	Third Quarter		Nine Months ended December 31		Full Year		Third Quarter		Nine Months ended December 31
U.S. Dollars		¥93		¥94		¥93		¥85		¥89
Euro		¥132		¥129		¥129		¥112		¥118

<Rates Used for Consolidation>

	Fiscal 2010						Fiscal 2011
	Third Quarter		Nine Months ended December 31		Full Year		Third Quarter		Nine Months ended December 31
U.S. Dollars		¥90		¥94		¥93		¥83		¥87
Euro		¥133		¥133		¥131		¥112		¥113

<Foreign Currency Transaction> *										(billions	)

	Fiscal 2010						Fiscal 2011
	Third Quarter		Nine Months ended December 31		Full Year		Third Quarter		Nine Months ended December 31
U.S. Dollars	US$	0.6	US$	1.5	US$	2.0	US$	0.6	US$	1.5
Euro		€0.2		€0.8		€1.1		€0.2		€0.8

*	These figures are based on the net foreign exchange exposure of the company.

7. Number of Employees

				(persons	)

	End of December 2009	End of March 2010	End of September 2010	End of December 2010
Domestic	154,954	152,853	151,018	151,117
Overseas	227,526	231,733	234,225	224,480

Total	382,480	384,586	385,243	375,597

8. Annual Forecast for Fiscal 2011, ending March 31, 2011

Segment Information

yen (billions)

	Forecast (as of February 2, 2011)
	Sales	11/10	Segment Profit	% of sales	11/10
Digital AVC Networks	3,400.0	100%	137.0	4.0%	157%
Home Appliances	1,280.0	106%	93.0	7.3%	141%
PEW and PanaHome	1,695.0	104%	63.5	3.7%	183%
Components and Devices	920.0	99%	35.0	3.8%	96%
SANYO	1,700.0	420%	0.0	0.0%	—
Other	1,170.0	116%	44.0	3.8%	223%

Total	10,165.0	118%	372.5	3.7%	153%
Corporate and eliminations	-1,265.0	—	-62.5	—	—

Consolidated total	8,900.0	120%	310.0	3.5%	163%

Note:	The company restructured the motor business on April 1, 2010. Accordingly, the prior figures for Home Appliances, and Components and Devices in fiscal 2010 are reclassified to conform to the presentation for fiscal 2011.

The annual forecast for semiconductors on a production basis for fiscal 2011 is revised to 318.0 billion yen, down 3% from fiscal 2010.

Primary Domain Companies’ Information

yen (billions)

	Forecast (as of February 2, 2011)
	Sales	11/10	Domain Company Profit	% of sales	11/10
AVC Networks Company	1,723.0	101%	0.1	0.0%	—
Panasonic Mobile Communications Co., Ltd.	242.8	79%	5.0	2.1%	46%
Panasonic Electronic Devices Co., Ltd.	374.4	102%	14.0	3.7%	304%
Factory Automation Business	170.0	169%	23.9	14.1%	—

Disclaimer Regarding Forward-Looking Statements

This document includes forward-looking statements (within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934) about Panasonic and its Group companies (the Panasonic Group). To the extent that statements in this document do not relate to historical or current facts, they constitute forward-looking statements. These forward-looking statements are based on the current assumptions and beliefs of the Panasonic Group in light of the information currently available to it, and involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors may cause the Panasonic Group’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. Panasonic undertakes no obligation to publicly update any forward-looking statements after the date of this document. Investors are advised to consult any further disclosures by Panasonic in its subsequent filings with the U.S. Securities and Exchange Commission pursuant to the U.S. Securities Exchange Act of 1934 and its other filings.

The risks, uncertainties and other factors referred to above include, but are not limited to, economic conditions, particularly consumer spending and corporate capital expenditures in the United States, Europe, Japan, China, and other Asian countries; volatility in demand for electronic equipment and components from business and industrial customers, as well as consumers in many product and geographical markets; currency rate fluctuations, notably between the yen, the U.S. dollar, the euro, the Chinese yuan, Asian currencies and other currencies in which the Panasonic Group operates businesses, or in which assets and liabilities of the Panasonic Group are denominated; the possibility of the Panasonic Group incurring additional costs of raising funds, because of changes in the fund raising environment; the ability of the Panasonic Group to respond to rapid technological changes and changing consumer preferences with timely and cost-effective introductions of new products in markets that are highly competitive in terms of both price and technology; the possibility of not achieving expected results on the alliances or mergers and acquisitions including the acquisition of all shares of Panasonic Electric Works Co., Ltd. and SANYO Electric Co., Ltd. through tender offers and share exchanges; the ability of the Panasonic Group to achieve its business objectives through joint ventures and other collaborative agreements with other companies; the ability of the Panasonic Group to maintain competitive strength in many product and geographical areas; the possibility of incurring expenses resulting from any defects in products or services of the Panasonic Group; the possibility that the Panasonic Group may face intellectual property infringement claims by third parties; current and potential, direct and indirect restrictions imposed by other countries over trade, manufacturing, labor and operations; fluctuations in market prices of securities and other assets in which the Panasonic Group has holdings or changes in valuation of long-lived assets, including property, plant and equipment and goodwill, deferred tax assets and uncertain tax positions; future changes or revisions to accounting policies or accounting rules; as well as natural disasters including earthquakes, prevalence of infectious diseases throughout the world and other events that may negatively impact business activities of the Panasonic Group. The factors listed above are not all-inclusive and further information is contained in Panasonic’s latest annual reports, on Form 20-F, and any other reports and documents which are on file with the U.S. Securities and Exchange Commission.

<Attachment 1> Reference

Segment information for fiscal 2011

Sales	Yen (billions)

	1st Quarter (Apr. to Jun.)	2nd Quarter (Jul. to Sep.)	3rd Quarter (Oct. to Dec.)
Digital AVC Networks	831.7	826.1	927.6
Home Appliances	322.8	313.9	337.5
PEW and PanaHome	391.2	442.8	446.5
Components and Devices	236.3	244.6	232.9
SANYO	413.0	416.7	393.3
Other	275.4	285.0	262.5

Subtotal	2,470.4	2,529.1	2,600.3
Eliminations	-309.3	-322.3	-314.8

Total	2,161.1	2,206.8	2,285.5

Segment profit	Yen (billions)

	1st Quarter (Apr. to Jun.)	2nd Quarter (Jul. to Sep.)	3rd Quarter (Oct. to Dec.)
Digital AVC Networks	27.9	33.4	39.9
Home Appliances	32.3	16.8	32.8
PEW and PanaHome	8.3	22.5	23.2
Components and Devices	11.8	13.7	3.6
SANYO	5.0	1.1	-5.7
Other	12.8	10.2	12.2

Subtotal	98.1	97.7	106.0
Corporate and eliminations	-14.3	-12.5	-10.7

Total	83.8	85.2	95.3

<Attachment 2> Reference

Segment information for fiscal 2010

Sales	Yen (billions)

	1st Quarter (Apr. to Jun.)	2nd Quarter (Jul. to Sep.)	3rd Quarter (Oct. to Dec.)	4th Quarter (Jan. to Mar.)	Full year (Apr. to Mar.)
Digital AVC Networks	773.3	830.8	974.1	831.3	3,409.5
Home Appliances	306.6	288.3	305.6	303.7	1,204.2
PEW and PanaHome	357.7	416.0	410.7	447.7	1,632.1
Components and Devices	213.3	243.5	246.9	227.8	931.5
SANYO	—	—	—	404.8	404.8
Other	204.7	241.4	231.6	334.5	1,012.2

Subtotal	1,855.6	2,020.0	2,168.9	2,549.8	8,594.3
Eliminations	-260.1	-282.2	-282.3	-351.7	-1,176.3

Total	1,595.5	1,737.8	1,886.6	2,198.1	7,418.0

Segment profit				Yen (billions)

	1st Quarter (Apr. to Jun.)	2nd Quarter (Jul. to Sep.)	3rd Quarter (Oct. to Dec.)	4th Quarter (Jan. to Mar.)	Full year (Apr. to Mar.)
Digital AVC Networks	-13.6	26.3	40.2	34.4	87.3
Home Appliances	18.6	8.1	31.3	8.1	66.1
PEW and PanaHome	-7.8	12.0	17.4	13.1	34.7
Components and Devices	-9.7	13.4	19.2	13.6	36.5
SANYO	—	—	—	-0.7	-0.7
Other	-0.9	3.0	6.2	11.4	19.7

Subtotal	-13.4	62.8	114.3	79.9	243.6
Corporate and eliminations	-6.8	-13.7	-13.3	-19.3	-53.1

Total	-20.2	49.1	101.0	60.6	190.5

Note:	The company restructured the motor business on April 1, 2010. Accordingly, segment information for Home Appliances, and Components and Devices in fiscal 2010 are reclassified to conform to the presentation for fiscal 2011.

<Attachment 3> Reference

Segment information for fiscal 2009

Sales	Yen (billions)

	1st Quarter (Apr. to Jun.)	2nd Quarter (Jul. to Sep.)	3rd Quarter (Oct. to Dec.)	4th Quarter (Jan. to Mar.)	Full year (Apr. to Mar.)
Digital AVC Networks	1,046.4	1,056.5	937.3	708.8	3,749.0
Home Appliances	374.6	354.9	306.3	254.5	1,290.3
PEW and PanaHome	432.8	495.9	432.7	404.9	1,766.3
Components and Devices	307.9	310.3	260.2	166.5	1,044.9
Other	289.4	309.2	222.4	250.7	1,071.7

Subtotal	2,451.1	2,526.8	2,158.9	1,785.4	8,922.2
Eliminations	-299.1	-335.1	-279.0	-243.5	-1,156.7

Total	2,152.0	2,191.7	1,879.9	1,541.9	7,765.5

Segment profit				Yen (billions)

	1st Quarter (Apr. to Jun.)	2nd Quarter (Jul. to Sep.)	3rd Quarter (Oct. to Dec.)	4th Quarter (Jan. to Mar.)	Full year (Apr. to Mar.)
Digital AVC Networks	55.0	47.8	-4.9	-94.7	3.2
Home Appliances	32.7	16.3	17.1	-19.3	46.8
PEW and PanaHome	10.5	25.3	10.3	-6.0	40.1
Components and Devices	18.4	28.6	6.1	-43.8	9.3
Other	13.9	14.9	0.1	-5.0	23.9

Subtotal	130.5	132.9	28.7	-168.8	123.3
Corporate and eliminations	-20.9	-14.4	-2.3	-12.8	-50.4

Total	109.6	118.5	26.4	-181.6	72.9

Note:	The company restructured the motor business on April 1, 2010. Accordingly, segment information for Home Appliances, and Components and Devices in fiscal 2009 are reclassified to conform to the presentation for fiscal 2011.

<Attachment 4> Reference

Primary domain companies’ information for fiscal 2011

Sales	Yen (billions)

			1st Quarter (Apr. to Jun.)	2nd Quarter (Jul. to Sep.)	3rd Quarter (Oct. to Dec.)
AVC Networks Company			419.8	424.6	515.2
Panasonic Mobile Communications Co., Ltd.			66.1	73.6	56.2
Panasonic Electronic Devices Co., Ltd.			95.8	98.1	89.5
Factory Automation Business			44.5	52.1	38.3

Domain company profit			Yen (billions)

			1st Quarter (Apr. to Jun.)	2nd Quarter (Jul. to Sep.)	3rd Quarter (Oct. to Dec.)
AVC Networks Company			-18.9	1.0	0.2
Panasonic Mobile Communications Co., Ltd.			2.7	3.6	0.8
Panasonic Electronic Devices Co., Ltd.			3.2	5.1	3.0
Factory Automation Business			6.5	8.9	4.1

Primary domain companies’ information for fiscal 2010

Sales		Yen (billions)

	1st Quarter (Apr. to Jun.)	2nd Quarter (Jul. to Sep.)	3rd Quarter (Oct. to Dec.)	4th Quarter (Jan. to Mar.)	Full year (Apr. to Mar.)
AVC Networks Company	366.8	435.5	526.2	374.2	1,702.7
Panasonic Mobile Communications Co., Ltd.	102.0	63.9	63.7	77.8	307.4
Panasonic Electronic Devices Co., Ltd.	84.3	95.6	97.3	88.8	366.0
Factory Automation Business	15.9	24.3	26.5	33.9	100.6

Domain company profit				Yen (billions)

	1st Quarter (Apr. to Jun.)	2nd Quarter (Jul. to Sep.)	3rd Quarter (Oct. to Dec.)	4th Quarter (Jan. to Mar.)	Full year (Apr. to Mar.)
AVC Networks Company	-34.6	1.7	0.1	-1.3	-34.1
Panasonic Mobile Communications Co., Ltd.	7.8	1.9	0.4	0.8	10.9
Panasonic Electronic Devices Co., Ltd.	-3.8	2.9	4.6	0.9	4.6
Factory Automation Business	-7.6	-1.9	0.1	2.7	-6.7

Primary domain companies’ information for fiscal 2009

Sales				Yen (billions)

	1st Quarter (Apr. to Jun.)	2nd Quarter (Jul. to Sep.)	3rd Quarter (Oct. to Dec.)	4th Quarter (Jan. to Mar.)	Full year (Apr. to Mar.)
AVC Networks Company	529.9	553.1	519.4	296.1	1,898.5
Panasonic Mobile Communications Co., Ltd.	118.8	90.4	85.7	94.8	389.7
Panasonic Electronic Devices Co., Ltd.	124.9	120.5	92.7	62.5	400.6
Factory Automation Business	60.8	51.1	25.6	15.5	153.0

Domain company profit				Yen (billions)

	1st Quarter (Apr. to Jun.)	2nd Quarter (Jul. to Sep.)	3rd Quarter (Oct. to Dec.)	4th Quarter (Jan. to Mar.)	Full year (Apr. to Mar.)
AVC Networks Company	14.4	21.5	-23.4	-62.6	-50.1
Panasonic Mobile Communications Co., Ltd.	14.9	6.4	6.7	-4.3	23.7
Panasonic Electronic Devices Co., Ltd.	9.0	8.1	-2.0	-17.6	-2.5
Factory Automation Business	9.4	5.8	-4.7	-8.9	1.6

February 2, 2011

FOR IMMEDIATE RELEASE

Media Contacts:	Investor Relations Contacts:

Akira Kadota (Japan)

International PR

(Tel: +81-3-6403-3040)

Panasonic News Bureau (Japan)

(Tel: +81-3-3542-6205)

Jim Reilly (U.S.)

(Tel: +1-201-392-6067)

Anne Guennewig (Europe)

(Tel: +49-611-235-457)

Makoto Mihara (Japan)

Investor Relations

(Tel: +81-6-6908-1121)

Yuko Iwatsu (U.S.)

Panasonic Finance (America), Inc.

(Tel: +1-212-698-1360)

Hiroko Carvell (Europe)

Panasonic Finance (Europe) plc

(Tel: +44-20-3008-6887)

Panasonic Issues Straight Bonds

Osaka, Japan, February 2, 2011 — Panasonic Corporation ([NYSE:PC/TSE:6752] “Panasonic”) announced that its Board of Directors today resolved to issue straight bonds. Panasonic will offer the bonds in order to enhance the stability of financial position with long-term stabilization of debt.

An outline of the issuance of bonds is as follows:

1.	Type of Securities: Unsecured Straight Bonds

2.	Amount: Up to 500 billion yen

3.	Period of Issuance: In or after February 2011

4.	Offering Method: Public Offering in Japan (planned)

5.	Purpose of Funding: To repay short-term interest-bearing debt

Details of the issuance of bonds, including the total amount of bonds, offering price, interest rate, maturity and date of issue, will be determined in the later stage.

Note:	The securities referred to above have not been and will not be registered under the U.S. Securities Act of 1933 and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirement.

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